Exhibit 20.1

Strategy

We are a highly diversified energy holding company and the energy sector investment vehicle for Berkshire Hathaway. Our disciplined and focused business strategy is premised upon the following principles:

•	Ownership and operation of a portfolio of high quality regulated utility and pipeline businesses

•	Maintenance of prudent financial and risk management policies

•	Growth and diversification through a disciplined acquisition strategy

Our adherence to these principles has allowed us to accumulate a highly diversified portfolio of regulated utility and pipeline businesses and contracted energy assets. In order to continue the implementation of this strategy, we plan to:

Build on established cooperative relationships with regulators, customers and advocacy groups.

Our underlying long-term goal is to be considered the owner of choice by regulators and customers alike. We seek to build on our existing cooperative long-term relationships with regulators, large customers and advocacy groups, as well as those of PacifiCorp, and negotiate regulatory solutions that maximize benefits to all stakeholders.

Utilize our relationship with Berkshire Hathaway and our superior access to capital in order to make attractive investments.

Warren Buffett, a member of our Board of Directors and the Chief Executive Officer of Berkshire Hathaway, has publicly stated that we are expected to be the principal vehicle for investments by the Berkshire Hathaway companies in the energy sector. Not including its New Equity Investment commitment in the amount of approximately $5.07 billion or its $3.5 billion Equity Commitment Agreement, Berkshire Hathaway has to date invested a total of approximately $3.4 billion in our common stock, convertible preferred stock and amortizing trust preferred securities. A significant portion of this amount was utilized to provide funding for our two most recently completed energy related acquisitions, Kern River and Northern Natural Gas, both completed in 2002.

We believe that our ability to successfully negotiate recent acquisitions has been facilitated by our ready access to capital from Berkshire Hathaway. We also believe that our ownership by Berkshire Hathaway and reputation for being able to move rapidly and decisively on acquisition and investment opportunities will continue to provide unique opportunities in the current environment, consistent with our strategy. In addition, our access to equity capital from Berkshire Hathaway should enhance the ability of our regulated subsidiaries to successfully complete major construction projects and other capital expenditures to serve the growing needs of our customers.

Pursue operating efficiencies and internal investment opportunities in our businesses, while maintaining quality and reliability of service.

We emphasize the efficient operation of our businesses through close attention to the performance of our assets and continuous review and implementation of cost reduction initiatives. Following each of our utility and pipeline acquisitions, we have implemented operational improvements through investment and training and effected cost reductions to enhance asset performance and service reliability. In addition, we actively pursue opportunities to make investments within our existing regulated operations. We have identified and are proceeding with a number of significant capital investment opportunities that we believe offer attractive benefits to our customers and investors alike. Our objective is to earn the authorized rate of return in all of our regulated businesses.

Mitigate commercial and financial risk and plan for the future by entering into prudent long-term commercial and financial arrangements.

We proactively seek to enter into long-term commercial and financial arrangements, when prudent, to provide stability to our customers and investors and to mitigate exposure to commodity price volatility.

The long-term strategic focus of our parent company, Berkshire Hathaway, allows us greater flexibility to enter into such arrangements, which deliver long-term benefits to our customers, investors and shareholders. In addition, we plan to meet future customer resource needs through internal investment and development of resources such as electric generation and transmission. Over the last three years, we have successfully built or are currently developing 1,875 MWs of electric generation to meet our customers needs.

Enhance our investment grade credit profile and that of our subsidiaries.

Our financing strategy is focused on capitalizing and managing MEHC and our utility and pipeline subsidiaries in a manner consistent with maintenance of strong investment grade credit ratings. This strategy is driven by our belief that strong credit ratings allow us to minimize our financing costs and maintain adequate financial strength. This should enable us to retain the financial flexibility to pursue attractive internal and external capital investment opportunities as they become available. We intend to finance our operating subsidiaries with reasonable amounts of debt, which is expected to be non-recourse to MEHC in most cases. We believe that our parent company, Berkshire Hathaway, intends for the foreseeable future to reinvest our free cash flow back into our business and not require the payment of common dividends.

Grow and diversify through prudent acquisitions of high quality regulated utility and pipeline businesses.

Our acquisition strategy focuses upon continually evaluating opportunities, principally in the U.S., to expand and further diversify our portfolio of energy related businesses. Only acquisition opportunities which we deem suitable for addition to our portfolio of businesses will be pursued.

Since 1996, we have acquired and successfully integrated five utility and pipeline operating companies, Northern Electric, MidAmerican Energy, Yorkshire Electricity, Kern River and Northern Natural Gas. These acquisitions have added substantially to our base of utility operating assets and we have achieved additional diversification of our businesses with respect to sources of cash flow, types of utility operations, and regulatory jurisdictions. Consistent with our prior acquisitions, the PacifiCorp Acquisition is expected to further increase our regulated cash flows, while adding new geographic areas, new state rate-making regimes, new customers and reducing regulatory concentration risk.

We possess specialized management expertise, particularly in operations and regulatory affairs, which we believe position us favorably for future growth in our targeted sectors. In addition, the recent repeal of PUHCA 1935 is expected to facilitate our pursuit of utility acquisition opportunities in the future.

As a part of the state regulatory approval process, PacifiCorp and we have reached settlements in each state with state regulators and a number of interested parties who intervened in the approval processes. These settlements include a number of regulatory commitments by us and PacifiCorp, including commitments relating to expected financial benefits for PacifiCorp’s customers in the form of reduced corporate overhead and financing costs, certain significant mid- to long-term capital and other expenditures and a commitment not to seek utility rate increases attributable solely to the changes in ownership.

The settlements reached with interested parties in most of the states served by PacifiCorp also included proposed credits that will reduce retail rates generally through 2010 to the extent that PacifiCorp does not achieve identified cost reductions or demonstrate mitigation of certain risks to customers.

The capital expenditures and other expenditures agreed to by us and PacifiCorp include:

•	approximately $812.0 million in investments (generally to be made over several years following the PacifiCorp Acquisition) in emissions reduction technology for PacifiCorp’s existing coal plants, which, when coupled with the use of reduced emissions technology for anticipated new coal-fueled generation, is expected to result in significant reductions in emissions rates of sulfur dioxide, nitrogen oxide and mercury and to avoid an increase in the carbon dioxide emissions rate; and

•	approximately $519.5 million in investments (generally to be made over several years following the PacifiCorp Acquisition) in PacifiCorp’s transmission and distribution system that is expected to enhance reliability, facilitate the receipt of electricity generated by renewable resources and enable further system optimization.

PacifiCorp has stated that it expects that annual capital expenditures of at least $1.0 billion will be required by it for at least the next five years, including the investments described above, and that it expects to seek recovery of these costs in retail rates in the future.

The settlement reached with interested parties in Oregon (which has also been adopted in certain other states served by PacifiCorp), also includes a commitment that, following the PacifiCorp Acquisition and through December 31, 2008, PacifiCorp will not declare and pay any dividends (including to us or our affiliates) that will reduce PacifiCorp’s common equity capital (as defined in the commitments) below 48.25% of PacifiCorp’s total capitalization without prior commission approval. After 2008, the minimum level of common equity required declines annually to 44.0% after December 31, 2011. As of December 31, 2005, PacifiCorp’s common equity ratio, as defined in the commitments, was 50.2%.

Anticipated Benefits of Pending PacifiCorp Acquisition

One of our principal strategic goals is to continue to achieve prudent, long-term growth and diversification in our high quality regulated operating revenues and assets. In furtherance of this strategy, we agreed to acquire PacifiCorp in May 2005. Assuming that the PacifiCorp Acquisition is consummated, the anticipated benefits of the PacifiCorp Acquisition include the following:

•	Increase in Regulated Assets and Investment-Grade Operating Revenue. Substantially all of PacifiCorp's operating revenue is derived from regulated electricity sales. The PacifiCorp Acquisition will result in a significant increase in our regulatory asset base, operating revenue, operating income and Adjusted EBITDA (as defined and more fully discussed in Note 4 to the MidAmerican Energy Holdings Company and Subsidiaries Summary Financial and Operating Data).

In addition, PacifiCorp's existing senior unsecured debt is presently rated Baa1, BBB+ and BBB+ by Moody's Investors Services, Inc., Standard & Poor's Ratings Group and Fitch, Inc., respectively. Assuming consummation of the PacifiCorp Acquisition, on a pro forma basis for the twelve month period ended December 31, 2005, approximately 70.8% of our operating revenue, 88.9% of our operating income and 89.1% of our Adjusted EBITDA is derived from regulated, investment-grade credit quality subsidiaries.

Set forth below is a table showing certain summary statistics (dollars in millions), which should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and notes thereto included elsewhere in this offering memorandum:

	MEHC Historical	MEHC Pro Forma
Total Assets	$20,193.0	$35,937.3
Operating Revenue	7,115.5	10,402.9
Operating Income	1,528.7	2,256.3
Other Data:
Total Adjusted EBITDA	$2,136.9	$3,310.3
T&D* – Electric (Miles)	84,533	158,423
T&D* – Gas (Miles)	40,000	40,000
Total Customers	5.1 million	6.7 million
Generation Owned, Net (MWs)	6,261	14,492
Renewable Generation, Net (MWs)	1,184	2,395

*	Transmission and distribution lines which are part of a system that is either owned, or participated in, by MEHC and its subsidiaries or PacifiCorp.

•	Increased Diversification of Our Customer Base and Regulatory Operating Revenue Sources. The PacifiCorp Acquisition will result in a 1.6 million increase in our retail customer base, as well as significantly increased diversification with regard to the various regulatory bodies that effectively set the rates and other service terms for our regulated subsidiaries. At present, these regulators include several state public utility boards, the FERC and the U.K. electricity regulator. Following consummation of the PacifiCorp Acquisition, a significant portion of our operating revenue will be regulated by six additional state public utility boards.

On a pro forma basis for the twelve month period ended December 31, 2005, approximately 31.6% of our operating revenue, 32.4% of our operating income and 35.4% of our Adjusted EBITDA would be attributable to PacifiCorp's financial results, which include sales in the six Western states presently served by PacifiCorp. None of these states are presently served by our regulated electric utility.

•	Internal Investment Opportunities. We believe that PacifiCorp will have significant opportunities to deploy capital on operational enhancements and other expansions or improvements to its utility infrastructure during the next several years and that it should be permitted to earn a reasonable rate of return on those investments in the future. PacifiCorp’s current capital spending projects include construction of the Lake Side Power Plant in Vineyard, Utah and expenditures for the installation of emission control equipment at the Huntington Power Plant in Huntington, Utah, as well as various capital projects related to transmission and distribution and other thermal and hydroelectric facilities.

PacifiCorp has stated that it presently expects that it will be required to make annual capital expenditures of at least $1.0 billion for at least the next five years, including the $812.0 million and $519.5 million investments in its emissions reduction technology and transmission and distribution system, respectively, described under ‘‘—Overview of Transaction,’’ and that it expects to seek recovery of these costs in retail rates in the future. If external funding is necessary for this level of capital spending, and if third party funding is not available to PacifiCorp on reasonable terms and conditions, we expect to have the ability to draw on the Berkshire Equity Commitment to provide equity funding to PacifiCorp for appropriate capital projects, if we so elect.

RISK FACTORS

An investment in the bonds is subject to numerous risks, including, but not limited to, those set forth below. In addition to the information contained elsewhere in this offering memorandum and the documents incorporated by reference herein, you should carefully consider the following risk factors when evaluating an investment in the bonds.

Risks Associated with Our Corporate and Financial Structure

We are a holding company that depends on distributions from our subsidiaries and joint ventures to meet our needs.

We are a holding company and derive substantially all of our income and cash flow from our subsidiaries and joint ventures. We expect that future development and acquisition efforts will be similarly structured to involve operating subsidiaries and joint ventures. We are dependent on the earnings and cash flows of, and dividends, loans, advances or other distributions from, our subsidiaries and joint ventures to generate the funds necessary to meet our obligations, including the payment of principal of, or interest and premium, if any, on, the bonds. All required payments on debt and preferred stock at subsidiary levels will be made before funds from subsidiaries are available to us. The availability of distributions from such entities is also subject to:

•	their earnings and capital requirements;

•	the satisfaction of various covenants and conditions contained in financing documents by which they are bound or in their organizational documents; and

•	in the case of our regulated utility subsidiaries, regulatory restrictions which restrict their ability to distribute profits to us.

Our subsidiaries and joint ventures are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the bonds or to make any funds available, whether by dividends, loans or other payments, for payment of the bonds, and do not guarantee the payment of the bonds.

We are substantially leveraged, the terms of the bonds do not restrict our ability or our subsidiaries’ ability to incur additional indebtedness that could have an adverse impact on our financial condition and the bonds will be structurally subordinated to the indebtedness of our subsidiaries.

Our substantial leverage level presents the risk that we might not generate sufficient cash to service our indebtedness, including the bonds, or that our leveraged capital structure could limit our ability to finance future acquisitions, develop additional projects, compete effectively and operate successfully under adverse economic conditions. At December 31, 2005, our outstanding senior indebtedness was approximately $2.8 billion, not including the $3.25 billion of bonds to be issued in this offering and MEHC’s outstanding subordinated indebtedness, which consists of our trust preferred securities, was approximately $1.6 billion. These amounts also exclude our guarantees and letters of credit in respect of subsidiary and equity investment indebtedness aggregating approximately $90.9 million as of December  31, 2005.

Our subsidiaries also have significant amounts of indebtedness. At December 31, 2005, our consolidated subsidiaries had outstanding indebtedness and preferred stock totaling approximately $7.2 billion. This amount does not include (i) any trade debt of our subsidiaries, (ii) our subsidiaries’ letters of credit in respect of their indebtedness, (iii) our share of the outstanding indebtedness of our and our subsidiaries’ equity investments, or (iv) the indebtedness and preferred stock of PacifiCorp, which was approximately $4.3 billion at December 31, 2005.

The terms of the bonds do not limit our ability or the ability of our subsidiaries or joint ventures to incur additional debt or issue additional preferred stock. Accordingly, we or our subsidiaries or joint ventures could enter into acquisitions, refinancings, recapitalizations or other highly leveraged transactions that could significantly increase our or our subsidiaries’ total amount of outstanding debt. The interest payments needed to service this increased level of indebtedness could have a material adverse effect on our or our subsidiaries’ operating results. A highly leveraged capital structure could also impair our or our subsidiaries’ overall credit quality, making it more difficult for us to finance our operations or issue future indebtedness on favorable terms, and could result in a downgrade in the ratings of our indebtedness, including the bonds, by credit rating agencies. Further, if any of our or our subsidiaries’ indebtedness is accelerated due to an event of default under such indebtedness and such acceleration results in an event of default under some or all of our other indebtedness or the indenture for the bonds, we may not have sufficient funds to repay all of the accelerated indebtedness and the bonds simultaneously.

Claims of creditors of our subsidiaries and joint ventures will have priority over your claims with respect to the assets and earnings of our subsidiaries and joint ventures. In addition, the stock or assets of substantially all of our operating subsidiaries and joint ventures is directly or indirectly pledged to secure their financings and, therefore, may be unavailable as potential sources of repayment of the bonds.

Our majority stockholder, Berkshire Hathaway, could exercise control over us in a manner that would benefit Berkshire Hathaway to the detriment of our creditors.

We are a majority owned subsidiary of Berkshire Hathaway and, therefore, Berkshire Hathaway has control over the decision of all matters submitted for shareholder approval, including the election of our directors who oversee our management and affairs. In circumstances involving a conflict of interest between Berkshire Hathaway, on the one hand, and our creditors, on the other, Berkshire Hathaway could exercise its control in a manner that would benefit Berkshire Hathaway to the detriment of our creditors.

Risks Associated with Our Business

Our growth has been achieved, in significant part, through strategic acquisitions, and additional acquisitions may not be successful.

Our growth has been achieved in significant part, through strategic acquisitions. We intend to continue to pursue selected opportunities for acquisitions of assets and businesses, as well as business combinations, within our industries for the foreseeable future. We investigate opportunities that we believe may increase shareholder value and build on existing businesses. We have participated in the past and our security holders may assume that at any time we may be participating in bidding or other negotiations for such transactions. This participation may or may not result in a transaction for us. Any transaction that does take place may involve consideration in the form of cash, debt or equity securities.

Since 1996, we have completed several significant acquisitions, including the acquisitions of Northern Electric, Yorkshire Electricity, MidAmerican Energy, Kern River and Northern Natural Gas. In May 2005, we announced that we had reached a definitive agreement with ScottishPower to acquire its wholly-owned indirect subsidiary, PacifiCorp, a regulated electric utility, for a cash purchase price of approximately $5.1 billion. We expect this transaction to be completed on or about March 22, 2006; however, there can be no assurances that the closing will occur on that date, or at all.

The successful integration of any businesses we may acquire in the future will entail numerous risks, including, among others, the risk of diverting management’s attention from day-to-day operations, the risk that the acquired businesses will require substantial capital and financial investments and the risk that the investments will fail to perform in accordance with expectations. Any substantial diversion of management attention and any substantial difficulties encountered in the transition and integration process could have a material adverse effect on our operating revenue, levels of expenses and operating results.

In addition, it has been publicly reported over the past several years that many of the participants in the United States energy industry, including the prior owners of Kern River and Northern Natural Gas and potentially including other industry participants from whom we may choose to purchase additional businesses in the future, have had or may have liquidity, creditworthiness and other financial difficulties. As a consequence, there can be no assurance that any such sellers will not enter into bankruptcy or insolvency proceedings or that they will otherwise be able, required or willing to perform on their indemnification obligations to us if we should elect to pursue any such claims we may have against any of them under our acquisition agreements in the future. If our due diligence efforts were or are unsuccessful in identifying and analyzing all material liabilities relating to acquired companies and if there were to be any material undisclosed liabilities, or if there were to be other unexpected consequences from any such bankruptcy or insolvency proceeding, such as a successful challenge as to whether the prices paid by us constituted reasonably equivalent value within the meaning of the relevant bankruptcy laws, then any such bankruptcy or insolvency, or failure by any of these sellers to perform their indemnification obligations to us, could have a material adverse effect on our business, financial condition, results of operations and the market prices and rates for our securities.

We cannot assure you that future acquisitions, if any, or any related integration efforts will be successful, or that our ability to repay our bonds will not be adversely affected by any future acquisitions.

We are actively pursuing, developing and constructing new or expanded facilities, the completion and expected cost of which is subject to significant risk and PacifiCorp has significant funding needs related to its planned capital expenditures.

Through our existing operating subsidiaries, we are continuing to develop, construct, own and operate new or expanded facilities, including new electric generating projects in Iowa. PacifiCorp is also engaged in several large construction or expansion projects, including construction of new generating facilities and various capital projects related to transmission and distribution. In addition, in connection with the acquisition of PacifiCorp, we have committed, following consummation of the acquisition, to cause PacifiCorp to undertake several other capital expenditure projects, principally relating to environmental controls, transmission and distribution and other facilities. PacifiCorp has stated that it expects to incur construction, expansion and other capital expenditure costs in excess of $1 billion over each of the next five years, including the recent regulatory commitments previously discussed. We presently expect that our existing subsidiaries will also make substantial annual capital expenditures relating to new or expanded facilities over the next five years. PacifiCorp, like many of our subsidiaries, depends upon both internal and external sources of liquidity to provide working capital and to fund capital requirements. If we do not elect to provide any required funding to any of our subsidiaries, including PacifiCorp, such subsidiaries may be unable to fund required capital requirements and may need to postpone or cancel planned capital expenditures.

In the future, we expect to pursue the development, construction, ownership and operation of additional new or expanded energy projects (including, without limitation, generation, distribution, transmission, storage and supply projects and related activities, exploration and production, infrastructure and services), both domestically and internationally. The completion of any or all of these pending, proposed or future projects is subject to substantial risk and may expose us to significant costs. We cannot assure you that our development or construction efforts on any particular project, or our efforts generally, will be successful. If we are unable to complete the development or construction of any such project, or if we decide to delay or cancel a project, we may not be able to recover our investment in that project.

Also, a proposed expansion or new project may cost more than planned to complete, and such excess costs, if related to a regulated asset and found to be imprudent, may not be recoverable in rates. The inability to successfully and timely complete a project or avoid unexpected costs may require us to perform under guarantees, and the inability to avoid unsuccessful projects or to recover any excess costs may materially affect our ability to service our obligations under the bonds.

Our subsidiaries are subject to certain operating uncertainties which may adversely affect our financial position, results of operation and ability to service the bonds.

The operation of complex electric and gas utility (including transmission and distribution) systems, pipelines or power generating facilities which are spread over a large geographic area involves many risks associated with operating uncertainties and events beyond our control. These risks include the breakdown or failure of power generation equipment, compressors, pipelines, transmission and distribution lines or other equipment or processes, unscheduled plant outages, work stoppages, transmission and distribution system constraints or outages, fuel shortages or interruptions, performance below expected levels of output, capacity or efficiency, operator error and catastrophic events such as severe storms, fires, earthquakes or explosions. A casualty occurrence might result in injury or loss of life, extensive property damage or environmental damage. The realization of any of these risks could significantly reduce or eliminate our affiliates’ operating revenue or significantly increase our affiliates’ expenses, thereby adversely affecting the ability to receive distributions from subsidiaries and joint ventures. For example, if our affiliates cannot operate their electric or natural gas facilities at full capacity due to restrictions imposed by environmental regulations, their operating revenue could decrease due to decreased wholesale sales and their expenses could increase due to the need to obtain energy from higher cost sources. Any reduction of operating revenue for such reason, or any other reduction of our affiliates’ operating revenue or increase in their expenses resulting from the risks described above, could decrease our net cash flow and provide us with fewer funds with which to service the bonds.

Further, we cannot assure you that our current and future insurance coverage will be sufficient to replace lost operating revenue or cover repair and replacement costs, especially in light of the recent catastrophic events in the insurance markets that make it more difficult or costly to obtain certain types of insurance.

Acts of sabotage and terrorism aimed at our facilities, the facilities of our fuel suppliers or customers, or at regional transmission facilities could adversely affect our business.

Since the September 11, 2001 terrorist attacks, the United States government has issued warnings that energy assets, specifically our nation’s pipeline and electric utility infrastructure, may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Damage to the assets of our fuel suppliers, the assets of our customers or our own assets or at regional transmission facilities inflicted by terrorist groups or saboteurs could result in a significant decrease in operating revenue and significant repair costs, force us to increase security measures, cause changes in the insurance markets and cause disruptions of fuel supplies, energy consumption and markets, particularly with respect to natural gas and electric energy. Any of these consequences of acts of terrorism could materially affect our results of operations and decrease the amount of funds we have available to make payments on the bonds. Instability in the financial markets as a result of terrorism or war could also materially adversely affect our ability to raise capital.

We are subject to energy regulation, legislation and political risks and changes in regulations and rates or legislative developments may adversely affect our business, financial condition, results of operations and ability to service the bonds.

We are subject to comprehensive governmental regulation, including regulation in the United States by various federal, state and local regulatory agencies, regulation in the United Kingdom and regulation in the Philippines, all of which significantly influences our operating environment, the price we are allowed to charge our customers, our capital structure, our costs and our ability to recover our costs from customers. These regulatory agencies include among others, the FERC, the Environmental Protection Agency (the ‘‘EPA’’), the Nuclear Regulatory Commission (the ‘‘NRC’’), the Department of Transportation, the Iowa Utilities Board (the ‘‘IUB’’), the Illinois Commerce Commission, the South Dakota Public Utilities Commission, other state utility boards, numerous local agencies, the Gas and Electricity Markets Authority, which in discharging certain of its powers acts through its staff within the Ofgem, and various other governmental agencies in the United States, the United Kingdom and the Philippines. Following consummation of the PacifiCorp Acquisition, these regulatory agencies will also include the Utah Public Service Commission (‘‘UPSC’’), the Oregon Public Utility Commission (‘‘OPUC’’), the California Public Utilities Commission, the Wyoming Public Service Commission, the Washington Utilities and Transportation Commission and the Idaho Public Utilities Commission.

We also conduct our businesses in conformance with a multitude of federal, state and foreign laws, which are subject to significant changes at any time. Changes in regulations or the imposition of additional regulations by any of these entities or new legislation could have a material adverse impact on our results of operations. For example, such changes could result in increased retail competition in MidAmerican Energy’s or PacifiCorp’s service territory, changes to the hydroelectric relicensing process under the Federal Power Act, encouragement of investments in renewable or lower-emission generation, the acquisition by a municipality or other quasi-governmental body of our distribution facilities (by negotiation, legislation or condemnation or by a vote in favor of a Public Utility District under Oregon law) or a negative impact on our current transportation and cost recovery arrangements. As another example, we could be adversely affected by Senate Bill 408, which was recently enacted in the State of

Oregon, where PacifiCorp is headquartered. That legislation, and the outcome of a recent rate case, which is scheduled for rehearing in April 2006, resulted in a reduction by OPUC in the rates that PacifiCorp is currently permitted to charge to its Oregon customers, and in the future may limit the ability of PacifiCorp and other public utilities to recover future federal and state income tax expenses in Oregon retail rates. Unless the relevant provisions of SB 408 are amended, modified or repealed, or the pending rehearing of the rate case is resolved, in a manner satisfactory to us, such legislation and rules could have a material adverse effect upon PacifiCorp’s results of operations and cash flows, especially if other states in PacifiCorp’s territory enact similar legislation or rules. Similar legislation or rules could also be enacted in other states where we currently provide utility services.

Several of PacifiCorp's hydroelectric projects are in some stage of the FERC relicensing process under the Federal Power Act, as several of PacifiCorp’s long-term operating licenses have expired or will expire in the next few years. The relicensing process is a political and public regulatory process that involves sensitive resource issues and uncertainties. We cannot predict with certainty the requirements (financial, operational or otherwise) that may be imposed during the relicensing process, the economic impact of those requirements, whether new licenses will ultimately be issued or whether PacifiCorp will be willing to meet the relicensing requirements to continue operating its hydroelectric projects.

Kern River's transportation operations are subject to a FERC regulated tariff that is designed to allow it an opportunity to recover its costs together with a regulated return on equity. In April 2004, Kern River filed a rate case with the FERC seeking an increase in its FERC regulated tariff. On March 2, 2006, Kern River received an initial decision on the case from the administrative law judge which, among other things, proposed an authorized rate of return of 9.34%. Kern River is currently authorized to collect an authorized rate of return of 13.25% with respect to its 2003 expansion. The administrative law judge's initial decision is nonbinding, and after briefing, the FERC will issue its initial order on the case. The initial FERC order which will become binding and may result in rate refunds, is not expected until late 2006 or early 2007. Kern River believes that it has a strong basis for obtaining a final FERC decision with a higher return on equity component in its regulated rates. However, we cannot predict with certainty whether the final decision will include a higher return on equity or, if higher, how much higher.

On August 8, 2005, the Energy Policy Act of 2005 (‘‘Energy Policy Act’’) was signed into law. That law potentially impacts many segments of the energy industry. The law will result in the FERC issuing new regulations and regulatory decisions in areas such as electric system reliability, electric transmission expansion and pricing, regulation of utility holding companies, and enforcement authority. While the FERC has now issued rules and decisions on multiple aspects of the Energy Policy Act, the full impact of those decisions remains uncertain. The Energy Policy Act also repealed PUHCA 1935, and enacted the Public Utility Holding Company Act of 2005 (‘‘PUHCA 2005’’) effective February 8, 2006. PUHCA 1935 extensively regulated and restricted the activities of registered public utility holding companies and their subsidiaries. PUHCA 2005 and the rules issued by the FERC to implement PUHCA 2005 require, among other things, public utility holding companies to permit access by the FERC to the books and records of the holding company and its affiliates transacting business with the public utility, unless such requirement is exempted or waived, and to comply with the FERC’s record retention requirements.

In addition, as a result of past events affecting electric reliability, the Energy Policy Act requires federal agencies, working together with non-governmental organizations charged with electric reliability responsibilities, to adopt and implement measures designed to ensure the reliability of electric transmission and distribution systems. The implementation of such measures could result in the imposition of more comprehensive or stringent requirements on us or our subsidiaries or other industry participants, which would result in increased compliance costs and could have a material adverse effect on our business, financial condition, results of operations and ability to service the bonds.

Recovery of costs by our utility subsidiaries is subject to regulatory review and approval, and the inability to recover costs may adversely affect their operating revenue and cash flows.

MidAmerican Energy Company and PacifiCorp are subject to the jurisdiction of federal and state regulatory authorities. The FERC establishes tariffs under which these utilities provide transmission service to the wholesale market and the retail market (in states allowing retail competition). The FERC also establishes both cost-based and market-based tariffs under which these utilities sell electricity at wholesale and has licensing authority over most of PacifiCorp's hydroelectric generation facilities. In addition, the utility regulatory commissions in each state served by these utilities independently determine the rates that these utilities may charge their respective retail customers in those states.

Each state's rate-setting process is based upon the state utility commission's acceptance of an allocated share of total utility costs for purposes of setting that state's retail rates. When different states adopt different methods to address this interjurisdictional cost allocation issue, some costs may not be incorporated into rates in any state. Ratemaking is also generally done on the basis of estimates of normalized costs, so if in a specific year realized costs are higher than normal, rates will not be sufficient to cover those costs. Each state utility commission generally sets rates based on a test year established according to that commission's policies. However, in Iowa, MidAmerican Energy has agreed not to seek a general increase in electric rates prior to 2012 unless its Iowa jurisdictional electric return on equity falls below 10%. Certain states use a future test year or allow for escalation of historical costs. In the states in which PacifiCorp operates that use a historical test year, rate adjustments could lag cost increases, or decreases, by up to two years. This regulatory lag causes the utilities to incur costs, including significant new investments, for which recovery through rates is delayed. In addition, each state commission decides what percentage return a utility will be permitted to earn on its equity investment. They also decide what level of expense and investment is necessary, reasonable and prudent in providing service and may disallow and deny recovery in rates for any costs that do not meet this standard. For these reasons, as well as others (such as recently enacted legislation and the outcome of the recent rate case in Oregon limiting or denying the ability of a utility to recover taxes in rates), the rates authorized by the state regulators may not be sufficient to cover costs incurred to provide electrical services in any given period.

We are subject to environmental, health, safety and other laws and regulations which may adversely impact us.

Through our subsidiaries and joint ventures, we and PacifiCorp are subject to a number of environmental, health, safety and other laws and regulations affecting many aspects of our present and future operations, both domestic and foreign, including air emissions, water quality, endangered species, wastewater discharges, solid wastes, hazardous substances and safety matters. We may incur substantial costs and liabilities in connection with our operations as a result of these laws and regulations. In particular, the cost of future compliance with federal, state and local clean air laws, such as those that relate to addressing regional haze issues and those that require certain generators, including some of our subsidiaries’ electric generating facilities, to limit emissions of nitrogen oxide, sulfur dioxide, carbon dioxide, mercury and other potential pollutants or emissions, may require us to make significant capital expenditures which may not be recoverable through future rates. In addition, these costs and liabilities may include those relating to claims for damages to property and persons resulting from our operations. Regulatory changes, including new interpretations of existing laws and regulations, imposing more comprehensive or stringent requirements on us, to the extent such changes would result in increased compliance costs or additional operating restrictions, could have a material adverse effect on our business, financial condition, results of operations and ability to service the bonds.

In addition, regulatory compliance for existing facilities and the construction of new facilities is a costly and time-consuming process, and intricate and rapidly changing environmental regulations may require major expenditures for permitting and create the risk of expensive delays or material impairment of value if projects cannot function as planned due to changing regulatory requirements or local opposition.

The Pipeline Safety Improvement Act of 2002 (‘‘PSIA’’) and its implementing rules that became effective on February 14, 2004, require interstate pipeline operators to develop comprehensive integrity management programs, take measures to protect pipeline segments located in ‘‘high consequence areas’’ and provide ongoing mitigation and monitoring. We believe our pipeline operations currently comply in all material respects with PSIA and related rules. However, in the future, we may incur unexpected capital costs and/or operating costs in order to maintain compliance. Moreover, regulatory agencies and the public continue to focus on pipeline safety issues which may result in additional inspection, monitoring, testing, reporting and other requirements being implemented in the future that could increase our operating costs and/or capital costs. Our FERC-approved tariffs or competition from other energy sources may not allow us to recover these increased costs of compliance.

In addition to operational standards, environmental laws also impose obligations to clean up or remediate contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at our properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment or other investigation has been conducted. Although we have accrued reserves for our known remediation liabilities, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities which may be material. Any failure to recover increased environmental, health or safety costs incurred by us may have a material adverse effect on our business, financial condition, results of operations and ability to service the bonds.

One of our indirect wholly-owned subsidiaries, MidAmerican Energy, is subject to the unique risks associated with nuclear generation.

Regulatory requirements applicable in the future to nuclear generating facilities could adversely affect our results of operations and, in particular, MidAmerican Energy. We are subject to certain generic risks associated with utility nuclear generation, which include the following:

•	the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of high-level and low-level radioactive materials;

•	limitations on the amounts and types of insurance commercially available in respect of losses that might arise in connection with nuclear operations; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generating facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC have, in the past, necessitated substantial capital expenditures at nuclear plants, including the facility in which MidAmerican Energy has a 25% ownership interest, and additional expenditures could be required in the future. In addition, although we have no reason to anticipate a serious nuclear incident at the facility in which MidAmerican Energy has an interest, if an incident did occur, it could have a material but presently undeterminable adverse effect on our financial position, results of operations and ability to service the bonds.

Increased competition resulting from legislative, regulatory and restructuring efforts could have a significant financial impact on our and our utility subsidiaries and consequently decrease our operating revenue.

The wholesale generation segment of the electric industry has been and will continue to be significantly impacted by competition. Competition in the wholesale market has resulted in a proliferation of power marketers and a substantial increase in market activity. Many of these marketers have experienced financial difficulties and the market continues to be volatile. Margins from wholesale electric transactions have a material impact on our results of operations. Accordingly, significant changes in the wholesale electric markets could have a material adverse effect on our financial position, results of operations and the ability to service the bonds.

As a result of FERC orders, including Order 636, the FERC’s policies favoring competition in natural gas markets, the expansion of existing pipelines and the construction of new pipelines, the interstate pipeline industry has experienced some failure to renew, or turn back, of firm capacity, as existing transportation service agreements expire and are terminated. Local distribution companies (‘‘LDCs’’), and end-use customers have more choices in the new, more competitive environment and may be able to obtain service from more than one pipeline to fulfill their natural gas delivery requirements. If a pipeline experiences capacity turn back and is unable to remarket the capacity, the pipeline or its remaining customers may have to bear the costs associated with the capacity that is turned back. Any new pipelines that are constructed could compete with our pipeline subsidiaries for customers’ service needs. Increased competition could reduce the volumes of gas transported by our pipeline subsidiaries or, in cases where they do not have long-term fixed rate contracts, could force our pipeline subsidiaries to lower their rates to meet competition. This could adversely affect our pipeline subsidiaries’ financial results.

A significant decrease in demand for natural gas in the markets served by our subsidiaries’ pipeline and distribution systems would significantly decrease our operating revenue and thereby adversely affect our business, financial condition, results of operations and ability to service the bonds.

A sustained decrease in demand for natural gas in the markets served by our subsidiaries’ pipeline and distribution systems would significantly reduce our operating revenue and adversely affect our ability to service the bonds. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in a lower level of economic activity or reduced spending by consumers on natural gas;

•	an increase in the market price of natural gas or a decrease in the price of other competing forms of energy, including electricity, coal and fuel oil;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of natural gas or that limit the use of natural gas;

•	a shift by consumers to more fuel-efficient or alternative fuel machinery or an improvement in fuel economy, whether as a result of technological advances by manufacturers, legislation proposing to mandate higher fuel economy, or otherwise; and

•	a shift by our pipeline and distribution customers to the use of alternate fuels, such as fuel oil, due to price differentials or other incentives.

Cyclical fluctuations in the residential real estate brokerage and mortgage businesses could adversely affect HomeServices.

Our subsidiary, HomeServices, has experienced strong operating revenue growth and increases in net income in each of the years ended December 31, 2005, 2004 and 2003. The residential real estate brokerage and mortgage industries tend to experience cycles of greater and lesser activity and profitability and are typically affected by changes in economic conditions which are beyond HomeServices’ control. Any of the following could have a material adverse effect on HomeServices’ businesses by causing a general decline in the number of home sales, sale prices or the number of home financings which, in turn, would adversely affect operating revenue and profitability:

•	rising interest rates or unemployment rates;

•	periods of economic slowdown or recession in the markets served;

•	decreasing home affordability;

•	declining demand for residential real estate as an investment; and

•	nontraditional sources of new competition.

Failure of our significant power purchasers, pipeline customers and British retail suppliers, or PacifiCorp’s wholesale customers, to pay amounts due under their contracts or other commitments could reduce our operating revenue materially and adversely affect our ability to refinance the bonds prior to maturity.

Our subsidiaries’ non-utility generating facilities and both of our pipeline subsidiaries are dependent upon a relatively small number of customers for a significant portion of their operating revenue. In addition, our utility distribution businesses in the United Kingdom are dependent upon a relatively small number of retail suppliers, including one retail supplier who represents approximately 44% of the total operating revenue of our utility distribution businesses in the United Kingdom. PacifiCorp also relies on its wholesale customers to fulfill their commitments and pay for energy delivered to them on a timely basis. As a result, our profitability and ability to make payments under the bonds generally will depend in part upon the continued financial performance and creditworthiness of these customers. Accordingly, failure of one or more of our most significant customers to pay for contracted electric generating capacity, pipeline capacity reservation charges or distribution system use charges, as applicable, for reasons related to financial distress or otherwise, could reduce our operating revenue materially if we are not able to make adequate alternate arrangements on a timely basis, such as adequate replacement contracts. The replacement of any of our existing long-term contracts or British retail suppliers, should it become necessary, will depend on a number of factors beyond our control, including:

•	the availability of economically deliverable natural gas for transport through our pipeline system, including in particular continued availability of adequate supplies from the Rocky Mountains, Hugoton, Permian, Anadarko and Western Canadian supply basins currently accessible to our pipeline subsidiaries;

•	existing competition to deliver natural gas to the upper Midwest and southern California;

•	new pipelines or expansions potentially serving the same markets as our pipelines;

•	the growth in demand for natural gas in the upper Midwest, southern California, Nevada and Utah;

•	whether transportation of natural gas pursuant to long-term contracts continues to be market practice;

•	the actions of regulators, including the electricity regulator in the United Kingdom;

•	the availability and financial condition of replacement British retail suppliers; and

•	whether our business strategy, including our expansion strategy, continues to be successful.

Any failure to replace a significant portion of these contracts on adequate terms or to make other adequate alternate arrangements, should it become necessary, may have a material adverse effect on our business, financial condition, results of operations and ability to service the bonds.

Our utility and non-utility energy businesses are subject to power and fuel price fluctuations, weather risks, commodity price risks and credit risks that could adversely affect our results of operations and our ability to refinance the bonds or other senior debt.

We are exposed to commodity price risks, energy transmission price risks and credit risks in our subsidiaries’ generation, retail distribution and pipeline operations. Specifically, such possible risks include commodity price changes, market supply shortages, interest rate changes and counterparty defaults, all of which could have an adverse effect on our financial condition, results of operations and ability to service the bonds. In addition, the sale of electric power and natural gas is generally a seasonal business, which seasonality results in competitive price fluctuations. Our operating revenue is negatively impacted by low commodity prices resulting from low demand for electricity. Demand for electricity often peaks during the hottest summer months and coldest winter months and declines during the other months. As a result of these variations in demand and resulting price fluctuations, our overall operating results in the future may fluctuate substantially on a seasonal basis. We have historically earned less income when weather conditions are milder. We expect that unusually mild weather in the future could decrease our operating revenue and provide us with fewer funds available to service the bonds. Additionally, a significant portion of PacifiCorp’s supply of electricity comes from hydroelectric projects that are dependent upon rainfall and snowpack. During or following periods of low rainfall or snowpack, PacifiCorp may obtain substantially less electricity from hydroelectric projects and must purchase greater amounts of electricity from the wholesale market or from other sources at market prices. This could lead to increased costs to PacifiCorp. Accordingly, our utilities’ operating results could be adversely affected by variations in weather conditions.

Also, in Iowa, MidAmerican Energy does not have an ability to pass through fuel price increases in its rates (an energy adjustment clause), so any significant increase in fuel costs or purchased power costs for electricity generation could have a negative impact on MidAmerican Energy, despite our efforts to minimize this negative impact through the use of hedging instruments. The impact of these risks could result in MidAmerican Energy’s inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense. Any of these consequences could decrease our net cash flow and impair our ability to make payments on the bonds.

PacifiCorp and MidAmerican Energy are subject to market risk and other risks associated with wholesale energy markets and these risks could adversely affect our results of operations and our ability to service the bonds.

In general, market risk is the risk of adverse fluctuations in the market price of wholesale electricity and fuel, including natural gas and coal, which is compounded by volumetric changes affecting the availability of and/or demand for electricity and fuel. PacifiCorp and MidAmerican Energy purchase electricity and fuel in the open market or pursuant to short-term or variable-priced contracts as part of their normal operating businesses. If market prices rise, especially in a time when PacifiCorp or MidAmerican Energy require larger than expected volumes that must be purchased at market or short-term prices, PacifiCorp or MidAmerican Energy may have significantly greater expense than anticipated. In addition, PacifiCorp may not be able to timely recover all, if any, of those increased expenses unless the state regulators authorize such recovery. Likewise, if electricity market prices drop in a period when PacifiCorp or MidAmerican Energy is a net seller of electricity in the wholesale market, PacifiCorp or MidAmerican Energy will earn less operating revenue. Wholesale electricity prices in PacifiCorp’s services areas are influenced primarily by factors throughout the western United States relating to supply and demand. Those factors include the adequacy of generating capacity, scheduled and unscheduled outages of generating facilities, hydroelectric generation levels, prices and availability of fuel sources for generation, disruptions or constraints to transmission facilities, weather conditions, economic growth and changes in technology. Volumetric changes are caused by unanticipated changes in generation availability and/or changes in customer loads due to the weather, the economy or customer behavior. Although PacifiCorp plans for resources to meet its current and expected retail and wholesale load obligations, PacifiCorp’s net power costs may be adversely impacted by market risk.

MidAmerican Energy's total accredited net generating capability exceeds its historical peak load. As a result, in comparison to PacifiCorp, which relies to a significant extent on wholesale power purchases to satisfy its load, MidAmerican Energy has less exposure to wholesale electricity market price fluctuations. The actual amount of generation capacity available at any time, however, may be less than the accredited capacity due to regulatory restrictions, transmission constraints, fuel restrictions and generating units being temporarily out of service for inspection, maintenance, refueling, modifications or other reasons. In such circumstances MidAmerican Energy may need to purchase energy in the wholesale markets and it may not recover in rates all of the additional costs that may be associated with such purchases. Most of MidAmerican Energy’s electric wholesale sales and purchases take place under market-based pricing allowed by the FERC and are therefore subject to market volatility. Margins earned on wholesale sales have historically been included as a component of retail cost of service upon which retail rates are based.

PacifiCorp and MidAmerican Energy are also exposed to risk related to performance of contractual obligations by wholesale suppliers and customers. Each utility relies on suppliers to deliver natural gas, coal and electricity, in accordance with short- and long-term contracts. Failure or delay by suppliers to provide natural gas, coal or electricity pursuant to existing contracts could disrupt the utilities' ability to deliver electricity and require the utilities to incur additional expenses to meet customer needs. In addition, as these contractual agreements end, the utilities may not be able to continue to purchase natural gas, coal or electricity on terms equivalent to the terms of current contractual agreements. At certain times of the year, prices paid by PacifiCorp, in particular, to obtain certain load balancing resources to satisfy load requirements may exceed the amounts received through retail rates from these loads. If the strategy used to hedge these risk exposures is ineffective, each utility could incur significant losses.

We have significant operations outside the United States which may be subject to increased risk because of the economic or political conditions of the country in which they operate.

We have a number of operations outside of the United States. The acquisition, ownership and operation of businesses outside the United States entails significant political and financial risks (including, without limitation, uncertainties associated with privatization efforts, inflation, currency exchange rate fluctuations, currency repatriation restrictions, changes in law or regulation, changes in government policy, political instability, civil unrest and expropriation) and other risk/structuring issues that have the potential to cause material impairment of the value of the business being operated, which we may not be capable of fully insuring against. The risk of doing business outside of the United States could be greater than in the United States because of specific economic or political conditions of each country. The uncertainty of the legal environment in certain foreign countries in which we operate or may acquire projects or businesses could make it more difficult for us to enforce our rights under agreements relating to such projects or businesses. Our international projects may be subject to the risk of being delayed, suspended or terminated by the applicable foreign governments or may be subject to the risk of contract abrogation, expropriations or other uncertainties resulting from changes in government policy or personnel or changes in general political or economic conditions affecting the country or otherwise. In addition, the laws and regulations of certain countries may limit our ability to hold a majority interest in some of the projects or businesses that we may acquire. Furthermore, the central bank of any such country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to restrict distributions to foreign investors. Although we may structure certain project operating revenue and other agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, there can be no assurance that we will be able to obtain sufficient dollars or other hard currency or that available dollars will be allocated to pay such obligations, which could adversely affect our ability to service the bonds.

We face exchange rate risk.

Payments from some of our foreign investments, including without limitation CE Electric UK, are made in a foreign currency and any dividends or distributions of earnings in respect of such investments may be significantly affected by fluctuations in the exchange rate between the United States dollar and the British pound or other applicable foreign currency, which could adversely affect our financial condition and results of operations. Although we may enter into certain transactions to hedge risks associated with exchange rate fluctuations, there can be no assurance that such transactions will be successful in reducing such risks.

MIDAMERICAN ENERGY HOLDINGS COMPANY AND SUBSIDIARIES
SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth summary historical financial and operating data, which should be read in conjunction with our historical consolidated financial statements and notes thereto incorporated by reference in this offering memorandum. The summary historical financial and operating data as of and for each of the three years in the period ended December 31, 2005 have been derived from our audited historical consolidated financial statements.

	Year Ended December 31,
	2005		2004		2003
	(in millions, except ratios)
Consolidated Statement of Operations Data:
Operating revenue	$7,115.5		$6,553.4		$5,965.6
Depreciation and amortization	608.2		638.2		602.9
Total costs and expenses	5,586.8		5,028.0		4,515.8
Operating income	1,528.7		1,525.4		1,449.8
Interest expense, net of capitalized interest (1)	874.3		883.2		730.5
Income from continuing operations	557.5		537.8		442.7
Income (loss) from discontinued operations (2)	5.1		(367.6)		(27.1)
Net income available to common and preferred stockholders	$562.6		$170.2		$415.6
Other Consolidated Financial Data:
Capital expenditures	$1,196.2		$1,179.4		$1,219.4
Ratio of earnings to fixed charges (3)	1.8	x	1.9	x	1.7	x
EBITDA (4)	$2,289.9		$1,956.6		$2,019.3
Adjusted EBITDA (4)	2,136.9		2,163.6		2,052.7
Net cash flows from operating activities	1,310.8		1,424.6		1,217.9
Net cash flows from investing activities	(1,551.3)		(1,098.1)		(1,094.0)
Net cash flows from financing activities	(219.1)		(105.4)		(358.1)

	As of December 31,
	2005	2004	2003
	(in millions)
Consolidated Balance Sheet Data:
Properties, plant and equipment, net	$11,915.4	$11,607.3	$11,181.0
Total assets	20,193.0	19,903.6	19,145.0
Short-term debt	70.1	9.1	48.0
Long-term debt, including current maturities: Parent company senior debt	2,776.2	3,032.0	2,777.9
Parent company subordinated debt - Berkshire Hathaway	1,289.2	1,477.8	1,577.8
Parent company subordinated debt - other	298.9	296.6	294.4
Subsidiary and project debt	7,150.3	7,190.5	7,175.5
Preferred securities of subsidiaries	88.4	89.5	92.1
Total stockholders' equity	3,385.2	2,971.2	2,771.4

(1)	We adopted and applied the provisions of FIN 46R, related to certain finance subsidiaries, as of October 1, 2003. The adoption required the deconsolidation of certain finance subsidiaries, which resulted in amounts that were previously recorded as preferred dividends of subsidiaries being prospectively recorded as interest expense. For the years ended December 31, 2005 and 2004, and the three-month period ended December 31, 2003, we recorded $184.4 million, $196.9 million and $49.8 million, respectively, of interest expense related to these securities. In accordance with the requirements of FIN 46R, no amounts prior to adoption of FIN 46R on October 1, 2003 have been reclassified. The amount included in preferred dividends of subsidiaries related to these securities for the nine-month period ended September 30, 2003 was $170.2 million.

(2)	An indirect wholly-owned subsidiary of MEHC owned a facility in California designed to recover zinc from geothermal brine. Effective September 10, 2004, management ceased the operation of the facility, which resulted in a non-cash, after-tax impairment charge of $340.3 million being recorded to write-off the facility’s assets, rights to quantities of extractable minerals, and allocated goodwill. The charge and related activity, including the reclassification of such activity for all periods presented, are classified separately as discontinued operations.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of (a) income from continuing operations before income taxes, minority interest and equity income, (b) fixed charges, and (c) distributions from equity investees, less capitalized interest (both from continuing and discontinued operations). Fixed charges represent the aggregate of (a) interest costs (both expensed and capitalized and from continuing and discontinued operations), (b) amortization of deferred financing costs and unamortized discounts or premiums relating to any indebtedness, (c) estimated interest portion of rental payments, and (d) pre-tax earnings required to cover any preferred stock dividend requirements of subsidiaries, which represents preferred dividends multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.

(4)	EBITDA is defined as net income available to common and preferred stockholders plus interest expense, capitalized interest, income tax expense and depreciation and amortization. ‘‘Adjusted EBITDA’’ represents operating income plus depreciation and amortization and is computed as follows:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Operating income	$1,528.7	$1,525.4	$1,449.8
Depreciation and amortization	608.2	638.2	602.9
Adjusted EBITDA	$2,136.9	$2,163.6	$2,052.7

Adjusted EBITDA is also defined as EBITDA adjusted to give effect to interest and dividend income, other income (expense), minority interest and preferred dividends of subsidiaries, equity income, and loss (income) from discontinued operations as follows:

	Year Ended December 31,
	2005	2004	2003
	(in millions)
Net income available to common and preferred stockholders	$562.7	$170.2	$415.6
Interest expense	891.0	903.2	761.0
Capitalized interest	(16.7)	(20.0)	(30.5)
Income tax expense	244.7	265.0	270.3
Depreciation and amortization	608.2	638.2	602.9
EBITDA	2,289.9	1,956.6	2,019.3
Interest and dividend income	(58.1)	(38.9)	(47.9)
Other income (expense)	(52.4)	(118.1)	(90.7)
Minority interest and preferred dividends of subsidiaries	16.0	13.3	183.2
Equity income	(53.3)	(16.9)	(38.2)
Loss (income) from discontinued operations, net of tax	(5.2)	367.6	27.0
Adjusted EBITDA	$2,136.9	$2,163.6	$2,052.7

We present Adjusted EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use Adjusted EBITDA in the preparation of annual operating budgets. Adjusted EBITDA is used as one measure, by us and others within our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. EBITDA is subject to the same limitations as Adjusted EBITDA.

•	Adjusted EBITDA does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments, changes in, or cash requirements for, our working capital needs, interest expense, or the cash requirements necessary to service interest or principal payments, on our debts.

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

EBITDA and Adjusted EBITDA presented in this table are measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

MIDAMERICAN ENERGY HOLDINGS COMPANY
 UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements are based on the historical consolidated financial statements of MidAmerican Energy Holdings Company (‘‘MEHC’’) and PacifiCorp after giving effect to (i) the $5.1 billion common equity issuance by MEHC, (ii) the acquisition of PacifiCorp by MEHC using the purchase method of accounting in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, and (iii) the issuance of $3.25 billion of senior unsecured bonds due in 2036 and the application of $1.7 billion of the bond proceeds to repurchase MEHC common stock from Berkshire Hathaway (collectively, the ‘‘Pro Forma Transactions’’).

Under the purchase method of accounting, as described in the accompanying notes, MEHC's cost to acquire PacifiCorp will be allocated to the net tangible and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as of the closing date of the acquisition. The excess of purchase price, including estimated outside fees and costs incurred in connection with the acquisition and capitalized by MEHC, over the preliminary estimated fair values of the net assets acquired and liabilities assumed is classified as goodwill in the accompanying unaudited pro forma condensed combined consolidated balance sheet.

The amounts allocated to the assets acquired and liabilities assumed in the unaudited pro forma condensed combined consolidated financial statements are based on MEHC management's preliminary internal estimates, based primarily on publicly available information, and are subject to change pending the receipt of additional information. The unaudited pro forma condensed combined consolidated financial statements do not reflect any pro forma adjustments related to PacifiCorp's operations as MEHC's management expects to account for them pursuant to Statement of Financial Accounting Standard No. 71, Accounting for the Effects of Certain Types of Regulation, as all of PacifiCorp's operations are regulated. Under the rate setting and recovery provisions currently in place for these regulated operations, which provide revenue derived from cost, we preliminarily expect that any difference between the fair values of the individual tangible and intangible assets and liabilities and their carrying values will be recorded with an offset to regulatory assets or liabilities. Definitive allocations will be performed and finalized based upon valuations and other studies that will be performed by MEHC management, including an analysis of MEHC management's preliminary assessment that fair value adjustments for regulated operations will result in corresponding adjustments to regulatory assets and liabilities, following the closing date of the acquisition. The definitive allocations may differ materially from the preliminary amounts recorded in the unaudited pro forma condensed combined consolidated financial statements, but are not expected to impact future earnings or cash flows of the combined company. In addition to the items described in the accompanying notes, MEHC management may identify additional assets and liabilities as part of the definitive allocation process, which may adversely impact future earnings of the combined company, but are not expected to impact cash flows.

The unaudited pro forma condensed combined consolidated balance sheet gives effect to the Pro Forma Transactions as though they occurred on December 31, 2005. The unaudited pro forma condensed combined consolidated statement of operations gives effect to the Pro Forma Transactions as though they occurred on January 1, 2005. The unaudited pro forma condensed combined consolidated financial statements include estimates of potential adjustments for events that are (a) directly attributable to the Pro Forma Transactions, (b) factually supportable and (c) with respect to the statement of operations, expected to have a continuing impact on our results following the Pro Forma Transactions.

The fiscal year-ends of MEHC and PacifiCorp are December 31 and March 31, respectively. The historical financial information of MEHC as of and for the year ended December 31, 2005 has been derived from our audited consolidated financial statements and notes thereto. The historical financial information of PacifiCorp as of December 31, 2005 is derived from the unaudited financial statements of PacifiCorp as of that date and the historical financial information of PacifiCorp for the year ended December 31, 2005 is derived from the unaudited financial statements of PacifiCorp for the nine months ended December 31, 2005 and the three months ended March 31, 2005.

These unaudited pro forma condensed combined consolidated financial statements should be read in conjuction with (i) the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements, (ii) the separate audited historical financial statements of MEHC and notes thereto as of and for the year ended December 31, 2005 included in MEHC’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference to this offering memorandum, (iii) the separate unaudited historical financial statements and related notes thereto of PacifiCorp as of and for the nine-month periods ended December 31, 2005 and 2004, which are included in this offering memorandum, and (iv) the separate audited historical financial statements and related notes thereto of PacifiCorp as of March 31, 2005 and 2004 and for the three years in the period ended March 31, 2005, which are included in this offering memorandum.

These unaudited pro forma condensed combined consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of what the combined company's financial position or operating results actually would have been had the acquisition been completed on the dates indicated. In addition, the unaudited pro forma condensed combined consolidated financial statements do not purport to project the future financial position or operating results of the combined company.

MIDAMERICAN ENERGY HOLDINGS COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET – ASSETS
AS OF DECEMBER 31, 2005
(in millions)

	PacifiCorp Acquisition Pro Forma					Offering Pro Forma Adjustments		MEHC Pro Forma
	MEHC Historical	PacifiCorp Historical	Pro Forma Adjustments		Total
ASSETS
Current assets:
Cash and cash equivalents	$357.8	$163.6	$(4.4)	(1)	$517.0	$—		$517.0
Accounts receivable, net	802.6	442.6	—		1,245.2	—		1,245.2
Other current assets	572.2	619.7	(1.9	)(1)	1,193.8	—		1,193.8
			3.8	(2)
Total current assets	$1,732.6	$1,225.9	$(2.5)		$2,956.0	—		$2,956.0
Properties, plants and equipment, net	11,915.4	9,891.8	(10.2	)(3)	21,797.0	—		21,797.0
Goodwill	4,156.2	—	1,303.6	(4)	5,459.8	—		5,459.8
Other investments	798.7	—	—		798.7	1,550.0	(8)	2,348.7
Deferred charges and other assets	1,590.1	1,709.7	49.9	(2)	3,344.5	31.3	(8)	3,375.8
			(5.2	)(4)
Total assets	$20,193.0	$12,827.4	$1,335.6		$34,356.0	$1,581.3		$35,937.3

The accompanying notes are an integral part of these unaudited pro forma financial statements.

MIDAMERICAN ENERGY HOLDINGS COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS’ EQUITY
AS OF DECEMBER 31, 2005
(in millions, except for per share amounts)

	PacifiCorp Acquisition Pro Forma					Offering Pro Forma Adjustments		MEHC Pro Forma
	MEHC Historical	PacifiCorp Historical	Pro Forma Adjustments		Total
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$523.6	$307.3	$(6.3)	(1)	$824.6	$—		$824.6
Other current liabilities	946.9	541.9	—		1,488.8	—		1,488.8
Short-term debt	70.1	214.6	6.3	(4)	291.0	31.3	(8)	322.3
Current portion of long-term debt and preferred stock subject to mandatory redemption	313.7	314.7	—		628.4	—		628.4
Current portion of parent company subordinated debt	234.0	—	—		234.0	—		234.0
Total current liabilities	2,088.3	1,378.5	—		3,466.8	31.3		3,498.1
Other long-term accrued liabilities	2,226.9	2,201.8	(39.5	)(5)	4,389.2	—		4,389.2
Parent company senior debt	2,776.2	—	—		2,776.2	3,250.0	(8)	6,026.2
Parent company subordinated debt	1,354.1	—	—		1,354.1	—		1,354.1
Subsidiary, project debt and preferred stock subject to mandatory redemption	6,836.6	3,770.8	—		10,607.4	—		10,607.4
Deferred income taxes	1,361.9	1,671.3	—		3,033.2	—		3,033.2
Total liabilities	$16,644.0	$9,022.4	$(39.5)		$25,626.9	$3,281.3		$28,908.2
Deferred income	54.0	—	(10.2	)(3)	43.8	—		43.8
Minority interest	21.4	—	39.5	(5)	60.9	—		60.9
Preferred securities of subsidiaries	88.4	—	41.3	(6)	129.7	—		129.7
Stockholders' equity:
Zero-coupon convertible preferred stock, no par value	—	—	—		—	—		—
Preferred stock, $100 stated value	—	41.3	(41.3	)(6)	—	—		—
Common stock, no par value	—	—	—		—	—		—
Additional paid-in capital	1,963.3	3,269.1	5,109.5	(4)	7,072.8	(1,700.0	)(8)	5,372.8
			(3,269.1	)(7)
Retained earnings	1,719.5	500.2	(500.2	)(7)	1,719.5	—		1,719.5
Accumulated other comprehensive loss, net	(297.6)	(5.6)	5.6	(7)	(297.6)	—		(297.6)
Total stockholders' equity	$3,385.2	$3,805.0	$1,304.5		$8,494.7	$(1,700.0)		$6,794.7
Total liabilities and stockholders' equity	$20,193.0	$12,827.4	$1,335.6		$34,356.0	$1,581.3		$35,937.3

The accompanying notes are an integral part of these unaudited pro forma financial statements.

MIDAMERICAN ENERGY HOLDINGS COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2005
(in millions)

	PacifiCorp Acquisition Pro Forma							Offering Pro Forma Adjustments		MEHC Pro Forma
		PacifiCorp Historical
	MEHC Historical	1/1/05 to 3/31/05	4/1/05 to 12/31/05	As Adjusted	Pro Forma Adjustments		Total
Operating revenue	$7,115.5	$622.8	$2,667.1	$3,289.9	$(2.5)	(3)	$10,402.9	$—		$10,402.9
Costs and expenses:
Cost of sales	3,284.9	58.8	997.0	1,055.8	(2.5	)(3)	4,338.2	—		4,338.2
Operating expense and other	1,693.7	247.5	813.2	1,060.7	—		2,754.4	—		2,754.4
Depreciation and amortization	608.2	110.2	335.6	445.8	—		1,054.0	—		1,054.0
Total costs and expenses	5,586.8	416.5	2,145.8	2,562.3	(2.5)		8,146.6	—		8,146.6
Operating income	1,528.7	206.3	521.3	727.6	—		2,256.3	—		2,256.3
Other income (expense):
Interest expense, net of amounts capitalized	(874.3)	(62.5)	(189.1)	(251.6)	(9.9	)(9)	(1,135.8)	(193.7	)(11)	(1,329.5)
Interest and dividend income	58.1	1.5	7.1	8.6	3.0	(10)	69.7	77.5	(12)	147.2
Other income (expense)	52.4	(1.1)	3.4	2.3	9.9	(9)	64.6	—		64.6
Total other income (expense)	$(763.8)	$(62.1)	$(178.6)	$(240.7)	$3.0		$(1,001.5)	$(116.2)		$(1,117.7)
Income from continuing operations before income tax expense, minority interest and preferred dividends of subsidiaries and equity income	764.9	144.2	342.7	486.9	3.0		1,254.8	(116.2)		1,138.6
Income tax expense (benefit)	244.7	56.6	129.1	185.7	1.2	(13)	431.6	(46.5	)(13)	385.1
Minority interest and preferred dividends of subsidiaries	16.0	0.5	1.6	2.1	—		18.1	—		18.1
Income from continuing operations before equity income	504.2	87.1	212.0	299.1	1.8		805.1	(69.7)		735.4
Equity income	53.3	—	—	—	—		53.3	—		53.3
Income from continuing operations	$557.5	$87.1	$212.0	$299.1	$1.8		$858.4	$(69.7)		$788.7

The accompanying notes are an integral part of these unaudited pro forma financial statements.

MidAmerican Energy Holdings Company
Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

1.    Basis of Presentation

In May 2005, MEHC reached a definitive agreement with ScottishPower plc (‘‘ScottishPower’’) and, its wholly-owned subsidiary, PacifiCorp Holdings, Inc., to acquire 100% of the common stock of ScottishPower’s wholly-owned indirect subsidiary, PacifiCorp, a regulated electric utility providing service to approximately 1.6 million customers in California, Idaho, Oregon, Utah, Washington and Wyoming. MEHC will purchase all of the outstanding shares of the PacifiCorp common stock for approximately $5.1 billion in cash. The long-term debt and preferred stock of PacifiCorp, which aggregated approximately $4.3 billion at December 31, 2005, will remain outstanding. The PacifiCorp acquisition is expected to close on March 22, 2006. MEHC expects to fund the acquisition of PacifiCorp with the proceeds from the sale of $5.07 billion of MEHC common stock to Berkshire Hathaway and $35.5 million of MEHC common stock to other shareholders (collectively, the ‘‘New Equity Investment’’). MEHC has the right to repurchase $1.7 billion of the common stock issued to Berkshire Hathaway as part of the New Equity Investment at the same price at which it was issued.

MEHC intends to issue $3.25 billion of senior unsecured bonds due in 2036 (the ‘‘Senior Bonds’’). MEHC expects to use $1.7 billion of the proceeds from the sale of the Senior Bonds to repurchase $1.7 billion of the common stock issued as a part of the New Equity Investment from Berkshire Hathaway. In addition, MEHC expects to use approximately $1.55 billion of the proceeds from the sale of the Senior Bonds to repay, at the maturity thereof, the entire $1.55 billion outstanding aggregate principal amount of its 4.625% Senior Notes due 2007, 7.63% Senior Notes due 2007, 3.50% Senior Notes due 2008 and both series of its 7.52% Senior Notes due 2008. Prior to the repayment of such senior notes, the $1.55 billion of proceeds will be invested in U.S. government obligations, guaranteed insurance contracts and U.S. dollar-denominated obligations of domestic and foreign banks or financial institutions (collectively, the ‘‘Medium-Term Investments’’) with maturities approximating those of such senior notes.

The total estimated purchase price of the acquisition and the estimated excess of the purchase price over the book values of the assets to be acquired and liabilities to be assumed, as of December 31, 2005, is as follows (in millions):

New Equity Investment	$5,109.5
Direct transaction costs(1)	11.5
Total estimated purchase price	5,121.0
Less: Book value of PacifiCorp's assets to be acquired and liabilities to be assumed	(3,763.7)
Post-closing receivable(2)	(53.7)
Estimated excess of the purchase price over book value as of December 31, 2005	$1,303.6

(1)	The direct transaction costs consist principally of investment banker discounts and commissions and outside legal and accounting fees and expenses.

(2)	Pursuant to the terms of the Stock Purchase Agreement, ScottishPower is required to pay MEHC $4.0 million per year for 25 years after the closing date of the acquisition. For purposes of the unaudited pro forma combined condensed consolidated balance sheet, a discounted asset of $53.7 million, assuming a 5.5% discount rate, has been recognized in respect to the contractual receivable. The current portion of this receivable, totaling $3.8 million, has been included in other current assets.

Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, will be allocated to PacifiCorp’s net tangible and identified intangible assets to be acquired and liabilities to be assumed based on their estimated fair values as of the closing date of the acquisition. The excess of the purchase price over the book value of the net assets acquired and liabilities assumed at December 31, 2005, totaling $1.3 billion, is classified as goodwill in the accompanying unaudited pro forma condensed combined consolidated balance sheet. In accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets,

goodwill will not be amortized, but instead will be tested for impairment at least annually. In the event that management determines that the value of goodwill has become impaired, the combined company may incur an accounting charge for the amount of the impairment during the fiscal quarter in which the determination is made.

The amounts allocated to the assets acquired and liabilities assumed in the unaudited pro forma condensed combined consolidated financial statements are based on MEHC management's preliminary internal estimates, based primarily on publicly available information, and are subject to change pending the receipt of additional information. The unaudited pro forma condensed combined consolidated financial statements do not reflect any pro forma adjustments related to PacifiCorp's operations as MEHC's management expects to account for them pursuant to Statement of Financial Accounting Standard No. 71, Accounting for the Effects of Certain Types of Regulation, as all of PacifiCorp's operations are regulated. Under the rate setting and recovery provisions currently in place for these regulated operations, which provide revenue derived from cost, we preliminarily expect that any difference between the fair values of the individual tangible and intangible assets and liabilities and their carrying values will be recorded with an offset to regulatory assets or liabilities. Definitive allocations will be performed and finalized based upon valuations and other studies that will be performed by MEHC management, including an analysis of MEHC management's preliminary assessment that fair value adjustments for regulated operations will result in corresponding adjustments to regulatory assets and liabilities, following the closing date of the acquisition. The definitive allocations may differ materially from the preliminary amounts recorded in the unaudited pro forma condensed combined consolidated financial statements, but are not expected to impact future earnings or cash flows of the combined company.

MEHC management will further evaluate fair value adjustments for the following assets and liabilities as part of the Company's definitive purchase price allocation following the closing date of the acquisition:

Purchase and Fuel Contracts – PacifiCorp's coal, natural gas and other fuel purchase and sale contracts which are accounted for as "normal purchase, normal sale" transactions under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, along with PacifiCorp's contracts that do not qualify as derivatives, are required to be recorded at estimated fair market value. MEHC management will determine the estimated fair market value of these contracts based in part on management's consideration of prevailing market prices as of the closing date of the acquisition. These determinations will be made after MEHC management has completed its review of all significant PacifiCorp coal, natural gas and other fuel purchase and sale contracts.

Pension and Postretirement Obligations – MEHC management will determine the estimated present value of the accumulated obligations and the estimated fair values of any related plan assets for PacifiCorp's pension and other postretirement benefit obligations. The determination of pension and other postretirement benefit obligations may differ materially, largely due to potential changes in discount rates, return on plan assets and other assumptions surrounding determination of these obligations. These determinations will be made after completion of an actuarial valuation.

Accrued Expenses – The unaudited pro forma condensed combined consolidated financial statements do not reflect any merger-related nonrecurring charges or other integration related costs, which may result from the closing of the acquisition, if any. The majority of these integration and merger-related costs are anticipated to be comprised of employee termination costs and other exit costs related to the PacifiCorp business that will be recognized in the opening balance sheet in accordance with Emerging Issues Task Force (EITF) Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Other integration and merger-related costs may be incurred that do not meet the criteria in EITF Issue No. 95-3. At this time, integration and merger-related costs, if any, are too uncertain to estimate. The determination of integration and merger-related costs, if any, will be made by MEHC management after completion of a detailed integration plan following the closing date of the acquisition.

Long-term Debt and Preferred Stock – MEHC management will determine the fair value of PacifiCorp's long-term debt and preferred stock based in part on management's consideration of prevailing market interest rates as of the closing date of the acquisition.

PacifiCorp has demonstrated a past history of recovering its costs incurred through its rate making process. Accordingly, MEHC management has preliminarily concluded that any fair value adjustments required as part of the definitive allocation process (with the possible exception of integration and merger-related costs, if any) will be recovered through PacifiCorp's rate making process. This ability to recover costs would lead to any adjustment to the carrying value of these tangible and intangible assets and liabilities being offset by a corresponding adjustment to a regulatory asset or liability having a corresponding amortization period, in accordance with SFAS No. 71. Accordingly, there would be no expected impact to future earnings or cash flows of the combined company. MEHC management expects to confirm its preliminary conclusion about the impacts of SFAS No. 71 on the purchase price allocation as part of MEHC's definitive purchase price allocation following the closing date of the acquisition.

In addition to the items described above, MEHC management may identify additional assets and liabilities as part of the definitive allocation process, which may adversely impact future earnings of the combined company, but are not expected to impact cash flows.

2.    Recent Developments Involving Berkshire Hathaway

On February 9, 2006, following the effective date of the repeal of the Public Utility Holding Company Act of 1935, Berkshire Hathaway converted all of its outstanding zero coupon convertible preferred stock of MEHC into MEHC common stock. As a consequence, Berkshire Hathaway now owns approximately 83.3% (81.0% on a diluted basis) of our outstanding common stock and we are a consolidated subsidiary of Berkshire Hathaway.

Berkshire Hathaway’s ownership percentage of MEHC will increase to approximately 88.2% (86.6% on a diluted basis) after completion of the PacifiCorp acquisition and the exercise of the repurchase right as described above.

On March 1, 2006 MEHC and Berkshire Hathaway entered into an Equity Commitment Agreement (the ‘‘Berkshire Equity Commitment’’) pursuant to which Berkshire Hathaway has agreed to purchase up to $3.5 billion of MEHC’s equity for purposes of funding the capital requirements and other general corporate needs of our regulated subsidiaries, as well as the repayment of our debt obligations. This facility may be drawn on by MEHC in whole or in part at any time prior to March 1, 2011 on at least 180 days’ advance notice to Berkshire Hathaway in minimum increments of at least $250 million pursuant to one or more drawings authorized by our Board of Directors. The funding of each drawing will be made by means of a cash equity contribution to us in exchange for additional shares of our common stock. The Berkshire Equity Commitment will not be used for the PacifiCorp acquisition or any other future acquisitions.

On March 2, 2006, MEHC amended its articles of incorporation to (i) increase the amount of common stock authorized for issuance to 115.0 million shares and (ii) no longer provide for the authorization to issue preferred stock of MEHC.

3.    Interest Rate Hedge

In May 2005, MEHC entered into a treasury rate lock agreement in the notional amount of $1.6 billion to protect against a rise in interest rates related to the anticipated financing of the PacifiCorp acquisition and has the effect of locking in the 30-year treasury rate at 4.53% for $1.6 billion of the bond offering. At December 31, 2005, the market value of this agreement was zero.

4.    Pro Forma Adjustments

The pro forma adjustments reflect the elimination of intercompany transactions and accounts.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had MEHC and PacifiCorp filed consolidated income tax returns during the period presented.

(1)	Represents the pro forma adjustment required to net settle the amounts receivable/payable as of December 31, 2005. Pursuant to the terms of the Stock Purchase Agreement, ScottishPower and MEHC are required to settle all amounts receivable by PacifiCorp from its affiliates and all amounts payable by PacifiCorp to its affiliates.

(2)	Pursuant to the terms of the Stock Purchase Agreement, ScottishPower is required to pay MEHC $4.0 million per year for 25 years after the closing date of the acquisition. For purposes of the pro forma balance sheet, a discounted asset of $53.7 million, assuming a 5.5% discount rate, has been recognized in respect to the contractual receivable. The current portion of this receivable, totaling $3.8 million, has been included in other current assets.

(3)	Represents the elimination of the intercompany transactions and accounts between PacifiCorp and Roosevelt Hot Springs. Roosevelt Hot Springs, a majority-owned asset of MEHC, provides steam under contract to PacifiCorp.

(4)	Under the purchase method of accounting, the total estimated purchase price, as shown in note (1) above, will be allocated to PacifiCorp's net tangible and identifiable intangible assets to be acquired and liabilities to be assumed based on their estimated fair values as of the closing date of the acquisition. The fair value of these assets and liabilities cannot be determined at this time. The excess of the purchase price is classified as goodwill in the accompanying unaudited pro forma condensed combined consolidated balance sheet. Represents approximately $5.2 million in direct transaction costs incurred at December 31, 2005 and classified in deferred charges and other assets and the financing of the estimated unpaid direct transactions costs at closing of approximately $6.3 million with short-term borrowings.

(5)	Represents the pro forma adjustment to reclassify the minority interests in certain mining and generation assets owned by PacifiCorp to conform to MEHC’s historical presentation.

(6)	PacifiCorp's preferred stock is classified in PacifiCorp's December 31, 2005 balance sheet as part of stockholders' equity. For purposes of the pro forma balance sheet the amount of the preferred stock, totaling $41.3 million, was reclassified to preferred securities of subsidiaries.

(7)	Represents the pro forma adjustments to eliminate the historical stockholders' equity of PacifiCorp.

(8)	Represents the issuance of the $3.25 billion of Senior Bonds, including debt issuance costs of approximately $31.3 million (assumed to be financed with short-term borrowings), the use of $1.7 billion of the proceeds from the sale of the Senior Bonds to repurchase $1.7 billion of common equity issued to Berkshire Hathaway and the investment of $1.55 billion in the Medium-Term Investments.

(9)	Represents the pro forma adjustment to reclassify equity allowance for funds used during construction to conform to MEHC’s historical presentation.

(10)	Represents the pro forma adjustment to record interest income, assuming a 5.5% discount rate, on the post-closing payment receivable discussed in note (2) above.

(11)	Represents the pro forma adjustment to record annual interest expense, assuming a weighted-average interest rate of % on the $3.25 billion of Senior Bonds, incremental short-term borrowings and amortization of debt issuance costs. A 0.125% increase (decrease) in the assumed weighted-average interest rate would change pro forma interest expense by $4.1 million.

(12)	Represents the pro forma adjustment to record annual interest income, assuming a weighted-average interest earnings rate of 5.0%, on the investment of $1.55 billion in Medium-Term Investments. The proceeds from the issuance of the $1.55 billion in debt effectively provide for the defeasance of maturities of our senior debt coming due in 2007 and 2008, as amounts invested in the Medium-Term investments are expected to be used to repay the senior debt at maturity. Accordingly, the interest income on the Medium-Term investments, will effectively offset a portion of the interest expense, and therefore is expected to have a continuing impact on our results of operations. A 0.125% increase (decrease) in the weighted-average interest earnings rate would change pro forma interest income by $1.9 million.

(13)	Represents the pro forma tax effect of the above adjustments determined based on an estimated statutory tax rate of 40%. This estimate could change based on changes in the applicable tax rates and finalization of the combined company's tax position.